Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MARCH 12, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: March 12, 2008

3

Exhibit 99.1

Acorn Reports Fourth Quarter and Full Year 2007 Financial Results

(Shanghai, China; 12 March 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its fourth quarter and full year financial results for the period ended December 31, 2007.

Highlights for Fourth Quarter 2007:

•	Net revenues were $57.6 million, an increase of 49.4% compared to $38.5 million in the fourth quarter of 2006.

•	Gross margin was 53.2%, compared to 66.0% in the same period of 2006.

•

Loss from operations was $2.6 million, compared to a loss of $3.2 million in the fourth quarter of 2006. Excluding share-based compensation expenses (non-GAAP), loss from operations was $1.1 million, compared to a loss of $1.9 million in the fourth quarter of 2006.

•

Net income was $0.7 million (including investment gain of $3.8 million), compared to a loss of $2.2 million (including investment gain of $0.7 million) in the fourth quarter of 2006. Excluding share-based compensation expenses (non-GAAP), net income was $2.3 million, compared to a loss of $1.0 million in the same period of 2006.

•

Diluted income per ordinary share and diluted income per ADS were $0.01 and $0.02, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and diluted income per ADS were $0.02 and $0.07, respectively.

•	Share-based compensation expenses were $1.6 million, compared to $1.3 million in the fourth quarter of 2006.

Highlights for Full Year 2007:

•	Net revenues were $262.1 million, an increase of 33.4% compared to $196.5 million for full year 2006.

•	Gross margin was 52.7%, compared to 62.7% for full year 2006.

•

Income from operations was $7.9 million, an increase of 379.0% compared to $1.6 million for full year 2006. Excluding share-based compensation expenses (non-GAAP), income from operations was $14.4 million, up 39.5% from $10.3 million for full year 2006.

•	Operating margin was 3.0%, compared to 0.8% for full year 2006. Excluding share-based compensation expenses (non-GAAP), operating margin was 5.5%, compared to 5.3% for full year 2006.

•

Net income was $18.7 million (including investment gain of $11.6 million), an increase of 372.8% from $3.9 million (including investment gain of $0.9 million) for full year 2006. Excluding share-based compensation expenses (non-GAAP), net income was $25.2 million, up 99.5% from $12.6 million for full year 2006.

•

Diluted income per ordinary share and diluted income per ADS were $0.19 and $0.57, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and diluted income per ADS were $0.26 and $0.78, respectively.

•	Share-based compensation expenses were $6.5 million, compared to $8.7 million for full year 2006.

“2007 has been a year of both challenges and rewards,” said James Hu, Chairman and CEO of Acorn. “In an increasingly competitive TV shopping environment, we continue to lead the industry both in terms of revenues and total air time presence. We also managed to grow our top line for the seventh consecutive year, demonstrating the sustainability of our marketing and distribution platform. However, despite an improvement in our overall business, two of our important product lines, namely mobile handsets and Ozing, came under strong competitive pressures in the second half of 2007. While 2007 has been challenging, we are proud of the achievements we made in continuing to diversify our product portfolio and in strengthening our overall business platform. Specifically, we recently launched two new cosmetic products and introduced a credit card payment system to improve customer purchasing and our retention rate. We are excited to see that in the fourth quarter of 2007, both cosmetics and collectibles emerged as increasingly important revenue streams for our direct sales platform. Although our mobile handset business has slowed recently, we believe the business model is a successful one and we hope to replicate it for many more industries and sectors in the future. As China’s TV shopping industry matures, we will continue to experiment with the marketing and distribution of new products and services and seek ways to optimize the benefit of our on-TV and off-TV cross-platform promotional synergies.”

Business Highlights for the Fourth Quarter 2007:

•

Acorn continued to build long term partnerships by securing a one-year RMB100.0 million (approximately $14.0 million) promotion and marketing framework agreement with established domestic handset manufacturer Gionee Communication Equipment Co., Ltd. (“Gionee”) in November 2007. Under the terms of the contract, Gionee will spend no less than RMB100.0 million in 2008 to promote and market its mobile handsets via Acorn’s direct sales platform. Since initially partnering with Acorn in early 2007, Gionee has steadily risen to become the fifth largest China-based handset manufacturer in terms of sales in China in 2007, according to independent research firm Analysys International.

•	Acorn’s cosmetics business continued to show strong growth, with revenues up 641.6% from $0.8 million in the third quarter of 2007 to $5.7 million in the fourth quarter of 2007.

•

Acorn began offering credit card payment options for selected card holders at the end of the third quarter of 2007. By the end of 2007, Acorn had teamed with four national and regional banks in China to provide zero-interest and zero-fee credit card purchases for Acorn’s products.

•

Acorn’s branded CPS stock tracking software continues to grow in sales and total paying subscribers, despite volatility in China’s domestic stock market in the fourth quarter of 2007. For the fourth quarter of 2007, total revenues were $5.7 million, up 197.8% from $1.9 million in the same period last year. Deferred revenue balance as of December 31, 2007 reached $13.4 million, compared to $4.2 million as of December 31, 2006. Total paying subscribers also increased from approximately 135,000 to approximately 157,000, adding about 22,000 new accounts during the fourth quarter of 2007. The renewal rate for CPS for the fourth quarter of 2007 remained above 88% (CPS’ renewal rate was 86% for full year 2007).

•

Acorn introduced two new items in its collectible product category. The collectible business continued to account for an increasingly large proportion of total direct sales revenues and gross profit. For the fourth quarter of 2007, collectibles accounted for 18.0% of total direct sales revenues, compared to 9.4% for the third quarter of 2007. In terms of gross profit, collectibles contributed to 21.1% in the total direct sales gross profit in the fourth quarter of 2007, compared to 12.2% in the previous quarter.

Fourth Quarter 2007 Financial Results:

For the fourth quarter of 2007, total net revenues were $57.6 million, an increase of 49.4% compared to $38.5 million in the fourth quarter of 2006.

Direct sales net revenues were $42.3 million, up 44.8% from $29.2 million in the fourth quarter of 2006. The increase was mainly due to growth in the sales of mobile handsets, cosmetics and collectibles.

Distribution net revenues reached $15.2 million, up 63.7% from $9.3 million in the fourth quarter of 2006. Strong growth in sales for the CPS stock tracking software and Babaka posture correction products contributed significantly to the year-over-year increase in the distribution revenues for the quarter.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended December 31, 2007
(in US dollars)
Direct sales
Mobile handsets	13,547,976
Collectibles	7,661,494
Cosmetics	5,568,713

Distribution sales
Stock tracking software (CPS)	4,044,784
Electronic learning product (Ozing)	3,988,026
Posture correction product (Babaka)	3,135,128

Total direct and distribution sales
Mobile handsets	13,552,006
Collectibles	7,725,537
Posture correction product (Babaka)	7,617,694

Cost of sales in the fourth quarter of 2007 was $26.9 million, an increase of 105.2% from $13.1 million in the fourth quarter of 2006. The increase in cost of sales was primarily driven by the larger scale of sales and higher sales of mobile handset products, which in general have higher product costs.

Gross profit in the fourth quarter of 2007 was $30.6 million, an increase of 20.6% compared to $25.4 million in the fourth quarter of 2006. Gross margin was 53.2% in the fourth quarter of 2007, down from 66.0% in the fourth quarter of 2006.

Gross profit from direct sales for the fourth quarter of 2007 increased 6.9% to $21.8 million from $20.4 million in the same period last year. Gross margin for direct sales for the fourth quarter of 2007 was 51.5%, a decrease from 69.8% in the fourth quarter of 2006. The decline in gross margin was largely due to a decline in the gross margin of our mobile handsets product.

Gross profit from distribution sales in the fourth quarter of 2007 was $8.8 million, an increase of 76.0% from $5.0 million in the fourth quarter of 2006. Gross margin for distribution sales for the fourth quarter of 2007 was 58.0%, up from 54.0% in the same period last year. The increase in gross margin was largely attributed to the strong growth in the higher margin CPS stock tracking software during the fourth quarter of 2007.

Advertising expenses were $19.7 million for the fourth quarter of 2007 compared to $15.1 million in the fourth quarter of 2006. The year-over-year increase in advertising expenses for the fourth quarter was associated with the growth in the direct sales business. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.55 in the fourth quarter of 2007, a decrease compared to 1.68 in the fourth quarter of 2006 and 1.80 in the third quarter of 2007.

Other selling and marketing expenses increased 50.6% to $8.6 million for the fourth quarter of 2007 from $5.7 million in the fourth quarter of 2006. The increase is primarily attributed to the growth in direct sales and reflects increased expenditures in advertising production, deliveries, and salaries and commissions for call center personnel.

General and administrative expenses were $7.1 million in the fourth quarter of 2007, a 17.7% decrease from $8.6 million in the fourth quarter of 2006 and primarily reflects the offering related costs expensed in the fourth quarter of 2006.

Other operating income, net, was $2.2 million for the fourth quarter of 2007, up 161.2% from $0.8 million in the fourth quarter of 2006. Other operating income, net, included $2.1 million and $0.7 million in government subsidies for the fourth quarter of 2007 and 2006, respectively.

Loss from operations for the fourth quarter was $2.6 million, compared to a $3.2 million loss in the fourth quarter of 2006.

Share-based compensation expenses for the fourth quarter of 2007 were $1.6 million, compared to $1.3 million for the fourth quarter of 2006.

Excluding share-based compensation expenses (non-GAAP), loss from operations for the fourth quarter of 2007 was $1.1 million, compared to a $1.9 million loss in the same period of 2006.

Net income for the fourth quarter of 2007 reached $0.7 million (including $3.8 million investment income), compared to a $2.2 million loss (including $0.7 million investment gain) in the fourth quarter of 2006. Net income excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2007 reached $2.3 million, compared to a $1.0 million loss in the same period last year. Diluted income per ordinary share was $0.01 for the quarter. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.02 for the quarter.

Acorn’s cash, cash equivalents and short-term investments totaled $186.1 million at the end of 2007, a decrease of $12.8 million compared to the end of the third quarter of 2007. During the fourth quarter of 2007, Acorn purchased office space on Tianlin Road in Shanghai for approximately $6.9 million.

Acorn’s deferred tax assets totaled $2.9 million at the end of 2007, an increase of $2.0 million compared to the end of the third quarter 2007. The significant increase is primarily attributed to the increase in 2008 applicable income tax rate for Acorn’s CPS business according to the new Corporate Income Tax Law of the PRC.

Other Updates:

Share Repurchase Program:

In December 2007, Acorn adopted a 10b-5 plan enabling it to repurchase up to an aggregate of $30 million of its American Depositary Shares, or ADSs, representing its ordinary shares. As of December 31, 2007, Acorn had repurchased an aggregate of 683,000 ADSs on the open market for total cash consideration of $6.8 million. The repurchase program is expected to continue until April 2008 unless extended or shortened by the Board of Directors.

Business Expansion Project:

In January 2008, Acorn’s Board of Directors approved a business expansion project under which the Company will spend up to $35 million in the next three to five years to improve existing operation logistics such as warehouse and call center and to develop the essential infrastructure for building a future home shopping business. The first phase of the project will include the purchase of an 80,000 square meters land in the Qingpu District of Shanghai.

Pending Litigation:

Acorn brought a suit against Golden Eagle Cartoon Channel in Hunan Changsha Intermediate People’s Court in February 2008 alleging that Golden Eagle breached the exclusivity provision of the contract and also ceased performing the contract. Acorn asserted a liquidated damage of approximately $4.6 million and return of approximately $0.2 million prepaid TV advertisement fees. Trial proceedings are set to commence in April, 2008.

Q2, YTD Q2 and YTD Q3 Basic Earnings per Ordinary Share and Diluted Income per Ordinary Share Revision:

In the process of completing its 2007 audit, Acorn determined that it should have reported basic earnings per ordinary share of $0.07 for the second quarter of 2007, $0.17 for the six months ended June 30, 2007 and $0.21 for the nine months ended September 30, 2007, as compared to the $0.08, $0.22 and $0.25 previously reported. Acorn also determined that it should have reported diluted income per ordinary share of $0.19 for the nine months ended September 30, 2007, as compared to the $0.20 previously reported. The revised computation took into consideration income allocated to preferred securities through the date of Acorn’s IPO as such securities participated equally prior to their conversion into ordinary shares at the time of Acorn’s IPO in earnings with ordinary shareholders.

Fiscal Year 2007 Financial Results:

Total net revenues for 2007 were $262.1 million, up 33.4% from $196.5 million in 2006. This increase was driven largely by the strong growth in Acorn’s sales of mobile handsets through its direct sales platform.

Direct sales net revenues in 2007 were $184.3 million, up 71.6% from $107.4 million in 2006. The increase was mainly due to growth in mobile handset sales.

Distribution net revenues in 2007 reached $77.8 million, down 12.7% from $89.1 million in 2006, primarily because of a decline in sales of Acorn’s Ozing products due to increasing industry competition.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Full Year Ended December 31, 2007
(in US dollars)
Direct sales
Mobile handsets	104,674,766
Collectibles	19,235,030
Posture correction product (Babaka)	9,403,122

Distribution sales
Electronic learning product (Ozing)	43,174,998
Stock tracking software (CPS)	11,211,054
Posture correction product (Babaka)	6,771,739

Total direct and distribution sales
Mobile handsets	105,562,888
Electronic learning product (Ozing)	50,151,419
Collectibles	19,332,223

Cost of sales for 2007 was $123.9 million, an increase of 69.1% from $73.3 million for 2006. The increase in cost of sales was primarily driven by the larger scale of sales and higher sales of mobile handset products which in general have higher product costs.

Gross profit for 2007 was $138.2 million, an increase of 12.2% compared to $123.2 million for 2006. Gross margin was 52.7% for 2007, down from 62.7% for 2006.

Gross profit from direct sales for 2007 increased 30.5% to $98.4 million from $75.4 million for 2006. Gross margin for direct sales for 2007 was 53.4%, a decrease from 70.2% for 2006. The decline in gross margin was largely due to greater contribution to total revenues from lower-margin mobile handset products.

Gross profit from distribution sales for 2007 was $39.8 million, a decrease of 16.8% from $47.8 million for 2006. Gross margin for distribution sales for 2007 was 51.2%, down from 53.7% for 2006. The decline in gross margin was largely attributed to decreased sales and margin compression of the Ozing product during the second half of 2007 due to the rising cost of its key component, flash memory, and higher price discounts to Acorn’s distributors in the third quarter of 2007.

Advertising expenses were $76.0 million for 2007 compared to $76.5 million for 2006. The reduction in brand advertising in the distribution business and the increase in direct sales advertising costs shared by joint sales partners more than offset the increase in advertising costs for the direct sales business and contributed to the small decrease in total advertising expenses for 2007. Gross profit over advertising expenses was 1.82 for 2007, an increase from 1.61 in 2006.

Other selling and marketing expenses increased 50.7% to $31.7 million for 2007 from $21.0 million for 2006. The increase is primarily attributed to the growth in direct sales and reflects increased expenditures in advertising production, deliveries, and salaries and commissions for call center personnel.

General and administrative expenses were $28.5 million for 2007, which is a 4.9% increase from $27.1 million for 2006 and primarily reflects higher salaries and benefits.

Other operating income, net, was $5.8 million for 2007, up 86.2% from $3.1 million for 2006. Other operating income, net, included $4.4 million and $2.5 million in government subsidies that we received for 2007 and 2006, respectively.

Income from operations for 2007 was $7.9 million, compared to $1.6 million for 2006. Operating margin for 2007 was 3.0%, compared to 0.8% for 2006.

Share-based compensation expenses for 2007 were $6.5 million, compared to $8.7 million for 2006.

Excluding share-based compensation expenses (non-GAAP), income from operations for 2007 was $14.4 million, compared to $10.3 million for 2006. Excluding share-based compensation expenses (non-GAAP), operating margin for 2007 was 5.5%, an increase from 5.3% for 2006.

Net income for 2007 reached $18.7 million (including $11.6 million in investment income), an increase of 372.8% from $3.9 million (including $0.9 million in investment gain) for 2006. Net income excluding share-based compensation expenses (non-GAAP) for 2007 reached $25.2 million, up 99.5% compared to $12.6 million for 2006. Diluted income per ordinary share for 2007 was $0.19. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.26 for 2007.

Full Year 2008 Business Outlook:

Based on the current business outlook, Acorn expects to generate net revenues in 2008 in the range of $280 million to $320 million, compared to $262.1 million achieved in 2007. Acorn expects net income in 2008, excluding share-based compensation expenses and investment income, to be between $16 million and $18 million, compared to $13.5 million achieved in 2007.

“We remain positive about our prospects in 2008 as we continue to grow our business across products and platform,” concluded James Hu, Chairman and CEO of Acorn. “We expect continued growth in our cosmetics and collectibles categories, and we are making further improvements in our eCommerce business and credit card payment system to enhance our overall platform attractiveness and effectiveness. We believe Acorn will become the marketing and distribution partner of choice for both well-established and promising new businesses across China.”

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will hold an earnings conference call at 8:00 am Eastern Time on March 12, 2008 (8:00 pm Beijing Time) to review Acorn’s fourth quarter and full year 2007 financial results.

To access the live teleconference, please dial:

•	1-877-847-0047 (U.S. Toll Free)

•	+852-3006-8101 (International)

•	+800-876-5011 (China Toll Free)

Passcode: ATVCALL

Please dial in approximately 10 minutes before the scheduled call time.

A replay of the conference call will be available through 10:00pm, Wednesday, March 19, 2008 Eastern Time by dialing 1-877-847-0047 (international callers use +852-3006-8101) and entering the passcode: 036855. A live and archived webcast of the call will be available on Acorn’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the fourth quarter and full year 2006 and 2007 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended December 31, 2006 and 2007, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended December 31,		Years Ended December 31
	2006	2007	2006	2007
GAAP net revenues	38,526,117	57,560,450	196,498,291	262,096,672
GAAP income (loss) from operations	(3,175,127)	(2,603,631)	1,643,328	7,871,017
GAAP operating margin	(8.2)%	(4.5)%	0.8%	3.0%
Share-based compensation expenses	1,280,473	1,551,698	8,672,942	6,519,078
Non-GAAP income (loss) from operations	(1,894,654)	(1,051,933)	10,316,270	14,390,095
Non-GAAP operating margin	(4.9)%	(1.8)%	5.3%	5.5%

GAAP net income (loss)	(2,242,047)	745,402	3,944,913	18,651,906
GAAP basic income per ordinary share	(0.03)	0.01	0.05	0.20
GAAP diluted income per ordinary share	(0.03)	0.01	0.05	0.19
Share-based compensation expenses	1,280,473	1,551,698	8,672,942	6,519,078
Non-GAAP net income (loss)	(961,574)	2,297,100	12,617,855	25,170,984
Non-GAAP basic income per ordinary share	(0.01)	0.02	0.18	0.28
Non-GAAP diluted income per ordinary share	(0.01)	0.02	0.17	0.26

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2008 and continued market leadership; expectations regarding cosmetics and collectible sales; Acorn’s plan to purchase land for the expansion of its existing direct sales operations and to build a new home shopping business; Acorn’s ability to improve its e-commerce and credit card payment system; the anticipated benefits of its arrangements/relationships with Gionee; Acorn’s ability to become the marketing and distribution partner of choice for businesses in China; and Acorn’s general ability to identify and source innovative new products for marketing and promotion through its multiple sales channels. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on May 2, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 14 of our prospectus. Our actual results of operations for the fourth quarter of 2007 and for the full year 2007, respectively, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended December 31,		Years Ended December 31,
	2006	2007	2006	2007
Revenues:
Direct sales, net	29,213,852	42,316,015	107,410,669	184,291,903
Distribution sales, net	9,312,265	15,244,435	89,087,622	77,804,769

Total revenues, net	38,526,117	57,560,450	196,498,291	262,096,672

Cost of revenues:
Direct sales	8,831,456	20,522,398	32,013,171	85,894,931
Distribution sales	4,285,670	6,396,203	41,260,186	38,004,165

Total cost of revenues	13,117,126	26,918,601	73,273,357	123,899,096

Gross profit	25,408,991	30,641,849	123,224,934	138,197,576

Operating income (expenses):
Advertising expenses	(15,103,218)	(19,729,045)	(76,549,338)	(75,980,630)
Other selling and marketing expenses	(5,737,002)	(8,639,049)	(21,022,624)	(31,673,029)
General and administrative expenses	(8,579,659)	(7,060,131)	(27,114,841)	(28,455,472)
Other operating income, net	835,761	2,182,745	3,105,197	5,782,572

Total operating expenses	(28,584,118)	(33,245,480)	(121,581,606)	(130,326,559)

Income (Loss) from operations	(3,175,127)	(2,603,631)	1,643,328	7,871,017

Other income (expenses):
Interest expenses	(3,598)	—	(14,277)	(320)
Other income, net	1,471,104	5,060,181	2,181,038	16,513,639

Total other income	1,467,506	5,060,181	2,166,761	16,513,319

Income (Loss) before income taxes and minority interest	(1,707,621)	2,456,550	3,810,089	24,384,336

Income tax expenses (benefits):
Current	180,890	119,607	232,709	1,453,133
Deferred	(121,344)	(1,940,517)	(160,427)	(2,783,136)
Taxes refund	—	—	(768,290)	—

Total income tax expenses (benefits)	59,546	(1,820,910)	(696,008)	(1,330,003)

Net income (loss) after income taxes and before minority interest	(1,767,167)	4,277,460	4,506,097	25,714,339
Minority interest	(474,880)	(3,532,058)	(561,184)	(7,062,433)

Net income (loss)	(2,242,047)	745,402	3,944,913	18,651,906
Deemed dividend on Series A convertible redeemable preference shares	(40,350)	—	(161,400)	(53,800)

Income (loss) attributable to holders of ordinary shares	(2,282,397)	745,402	3,783,513	18,598,106

Income per ordinary share
- Basic	(0.03)	0.01	0.05	0.20

- Diluted	(0.03)	0.01	0.05	0.19

Income per ADS
- Basic	—	0.02	—	0.61

- Diluted	—	0.02	—	0.57

Shares used in calculating basic income per ordinary share	48,979,394	93,002,352	48,979,394	77,738,701

Shares used in calculating diluted income per ordinary share	48,979,394	98,890,239	53,607,999	84,472,947

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2006	September 30, 2007	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	40,744,405	160,483,266	148,743,159
Restricted cash	449,830	338,180	674,260
Short-term investments	3,302,384	38,031,730	36,643,577
Accounts receivable, net	11,714,838	24,538,890	23,076,064
Inventory	7,814,702	15,450,515	16,382,773
Prepaid advertising expenses	25,383,550	19,614,557	23,150,816
Other prepaid expenses and current assets	10,666,652	10,692,302	9,660,851
Deferred tax assets	225,039	914,427	2,946,855

Total current assets	100,301,400	270,063,867	261,278,355

Property and equipment, net	5,157,156	6,300,919	13,322,488
Acquired intangible assets, net	5,101,567	4,906,566	4,775,805
Goodwill	7,571,865	7,571,865	7,571,865
Other long-term assets	567,338	813,493	827,377

Total assets	118,699,326	289,656,710	287,775,890

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	3,683,573	12,865,500	8,171,725
Accrued expenses and other current liabilities	7,124,807	10,244,092	12,477,690
Notes payable	—	—	997,180
Income taxes payable	181,606	332,170	160,922
Deferred revenue	4,193,295	14,476,895	13,352,371

Total current liabilities	15,183,281	37,918,657	35,159,888

Total liabilities	15,183,281	37,918,657	35,159,888

Minority interest	1,437,796	5,511,755	9,241,277

Mezzanine equity:
Series A convertible redeemable preferred shares	31,995,699	—	—
Series A-1 convertible redeemable preferred shares	18,865,724	—	—
Shareholders’ equity:
Ordinary shares	489,794	932,580	932,554
Additional paid-in capital	35,902,165	200,452,382	201,901,611
Subscription receivable	(9,289,478)	—	—
Retained earnings	21,084,593	38,937,297	39,682,699
Accumulated other comprehensive income	3,029,752	5,904,039	7,690,985
Treasury stock at cost	—	—	(6,833,124)

Total shareholders’ equity	51,216,826	246,226,298	243,374,725

Total liabilities, mezzanine equity and shareholders’ equity	118,699,326	289,656,710	287,775,890

For further information, please contact:

Chen Fu

Director of Investor Relations

Acorn International

Tel: +86 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

Roger Hu	Christopher Gustafson
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 480 614 3021
Email: rhu@ChristensenIR.com	Email: cgus@ChristensenIR.com